Exhibit 99.2

27 April 2005

ISSUED ON BEHALF OF REED ELSEVIER PLC

Results of Annual General Meeting and Extraordinary General Meeting 2005

Reed Elsevier PLC announces that at its Annual General Meeting and Extraordinary General Meeting held on Wednesday 27 April 2005, all resolutions put to the meeting were approved by votes on a show of hands.

For information, the following represents the proxy position at the close of books at 11.00 a.m. on Monday 25 April 2005. The number of ordinary shares in issue at that date was 1,275,331,978.

			VOTES TO BE
			CAST AT
			CHAIRMAN'S
	AGM	VOTES FOR	DISCRETION	VOTES AGAINST	VOTES ABSTAIN
1	Report & Accounts	698,694,131	926,577	3,875,896	17,457,758
2	Remuneration Report	631,705,888	904,458	72,312,692	16,019,143
3	Dividend	719,702,144	896,703	186,441	169,075
4	Re-appoint Auditors	708,726,165	911,521	3,495,650	7,808,015
5	Auditors' Remuneration	718,808,612	911,709	1,150,915	70,116
6	Appointment of J H M Hommen as a director	718,403,897	1,012,177	1,356,299	170,514
7	Appointment of E Engstrom as a director	713,576,056	1,003,650	1,444,363	4,918,818
8	Appointment of M H Armour as a director	682,392,841	986,316	37,461,367	102,363
9	Appointment of Sir Crispin Davis as a director	678,247,868	986,332	41,615,247	90,808
10	Appointment of A Prozes as a director	718,866,205	1,003,499	964,151	104,900
11	Allotment of shares	719,252,999	969,280	606,255	112,818
12	Disapply pre-emption rights	717,657,132	1,020,015	2,025,601	237,804
13	Purchase own shares	719,357,686	1,001,095	82,417	315,814

			VOTES TO BE
			CAST AT
			CHAIRMAN’S
	EGM	VOTES FOR	DISCRETION	VOTES AGAINST	VOTES ABSTAIN
1.	Appointment of S Zelnick as a director	668,113,757	843,732	1,810,962	504,831

Two copies of the resolutions passed as Special Business have been submitted to the UK Listing Authority and will be available for inspection at the UK Listing Authority’s Document Viewing Facility.